Exhibit 99.1

Inspira™ Technologies Receives Certification of Medical Devices Quality Management Systems, Another Step Towards EU Regulatory Approval

Ra’anana, Israel, July 24, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, is proud to announce it has received International Organization for Standardization (ISO) 13485:2016 Standard Certification, which is the international standard for quality management systems within the medical device industry, and a requirement for EU regulatory approval.

Dagi Ben Noon, Inspira Technologies’ Chief Executive Officer, stated: “By successfully obtaining this ISO certification, Inspira Technologies has demonstrated adherence of our quality management system to the highest standards, which comply with industry best practices”.

The ISO certification encompasses key aspects, including design, development, manufacturing, distribution and sales of extracorporeal and blood monitoring devices and respiratory care devices. The ISO certification process also involved a comprehensive evaluation of the Company’s quality management system, including documentation, risk management and continuous improvement practices. The assessment was conducted by the British Standards Institution Group, an independent, third-party auditing firm specializing in medical device quality management systems.

About ISO 13485: https://www.iso.org/standard/59752.html

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRATM ART), targeting hyper-personalization care, supported by INSPIRA AI that is designed to rebalance patient oxygen saturation levels within minutes, aiming to significantly improve patient outcomes. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

For more details:

Public Relations Manager
Adi Shmueli

Inspira Technologies
infor@inspirao2.com

MRK-ARS-061
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